SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                (Amendment No. 1)
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               ARAMARK CORPORATION
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    038521100
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 3, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038521100                 13D                    Page 2 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                9,370,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                9,370,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                9,370,300
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038521100                 13D                    Page 3 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                5,820,203
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,820,203
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                5,820,203
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 038521100                 13D                   Page 4 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                1,975
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                9,370,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                1,975
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                9,370,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                9,372,275
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038521100                 13D                   Page 5 of 12 Pages

Item 1.     Security and Issuer.

     This statement relates to the Class B common stock, par value $0.01 (the "Common Stock") of ARAMARK Corporation. (the "Company") and amends and restates in its entirety the Schedule 13D filed on January 30, 2006. The Company's principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.


Item 2.     Identity and Background.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to Shares of Common Stock as defined in item 1 above held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Long Alpha, LP, a Delaware limited partnership ("ELA") and Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together with Eminence I, Eminence II, and ELA, the "Partnerships"); as well as Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd. (the "Offshore Master Funds") and Eminence Fund, Ltd. ("Eminence Offshore"), each a Cayman Islands company, and collectively referred to as the "Offshore Funds").

Eminence Capital serves as the investment manager to the Partnerships and the Offshore Funds with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Funds and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Partnerships and the Offshore Funds.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Master Funds, respectively, and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Partnerships and the Offshore Master Funds.

Ricky C. Sandler as the managing member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Funds, and individually with respect to certain other family accounts (the "Family Accounts") over which Mr. Sandler has investment discretion.

     (b)  The address of the principal business and principal office of

CUSIP No. 038521100                 13D                   Page 6 of 12 Pages

          Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     (c) The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Offshore Master Funds. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other accounts is approximately $251,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may have discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. In this regard, the Reporting Persons have expressed their dissatisfaction of the proposed purchase of ARAMARK by a private investor group (the "Transaction"). The Reporting Persons have expressed their concerns with respect to the Transaction as indicated in a letter sent to each independent member of the Board of Directors of ARAMARK on May 3, 2006 (the content of such letter is attached hereto and included by reference as Exhibit 2). Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto.

CUSIP No. 038521100                 13D                   Page 7 of 12 Pages


Item 5.     Interest in Securities of the Issuer.

     A.   Eminence Capital, LLC
          (a)  Aggregate number of shares beneficially owned: 9,370,300
                    Percentage: 7.8% The percentages used herein and in the rest of Item 5 are calculated based upon the 120,154,900 shares of Common Stock issued and outstanding at January 27,2006, as set forth in the Company's Form 10-Q for the quarterly period ended December 31, 2005.
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 9,370,300
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 9,370,300
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.
          (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
          (e)  Not applicable.

     B.   Eminence GP, LLC
          (a)  Aggregate number of shares beneficially owned: 5,820,203
                    Percentage: 4.8%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 5,820,203
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 5,820,203
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.
          (d)  Not applicable.
          (e)  Not applicable.

CUSIP No. 038521100                 13D                   Page 8 of 12 Pages

     C.   Ricky C. Sandler
          (a)  Aggregate number of shares beneficially owned: 9,372,275
                    Percentage: 7.8%
          (b)  1.   Sole power to vote or direct vote: 1,975
               2.   Shared power to vote or direct vote: 9,370,300
               3.   Sole power to dispose or direct the disposition: 1,975
               4.   Shared power to dispose or direct the disposition: 9,370,300
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.
          (d)  Not applicable.
          (e)  Not applicable.

Item 6:  Not applicable

Item 7:  Material to be filed as Exhibits

         Exhibit 1: Schedule of transactions effected by Reporting Persons in the sixty days prior to and including May 3, 2006.

         Exhibit 2: Letter dated May 3, 2006 to independent members of the Board of Directors of ARAMARK.

CUSIP No. 038521100                 13D                   Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  May 3, 2006

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                    and as
                                    Managing Member of
                                    Eminence GP, LLC

CUSIP No. 038521100                 13D                   Page 10 of 12 Pages

                                  Exhibit 1

                             Eminence Capital, LLC
                             Eminence GP, LLC
                             Ricky C. Sandler


                                                    Price Per Share
Date of                    Number of Shares        (including commissions,
Transaction                 Purchased/(Sold)        if any)

4/3/2006                          88,900                     $29.47
4/4/2006                          14,300                     $29.36
5/1/2006                         927,400                     $33.35
5/3/2006                       1,285,300                     $33.73

CUSIP No. 038521100                 13D                   Page 11 of 12 Pages

                                    Exhibit 2

     Text of Letter Dated May 3, 2006 to Independent Members of the Board of
                              Directors of ARAMARK

This letter was sent to the attention of each of the following on May 3, 2006:

Ms. Patricia C. Barron
Mr. Leonard S. Coleman, Jr.
Mr. Ronald R. Davenport
The Honorable Thomas H. Kean
Mr. James E. Ksansnak
Mr. James E. Preston
Mr. Ronald L. Sargent
Mr. Karl M. von der Heyden


Text of the letter is as follows:

Re:  ARAMARK Corporation

Dear Board Member:

Eminence Capital and its affiliates currently own 9.37 million shares of ARAMARK Class "B" common stock (7.8% of Class "B"), making us the second largest outside shareholder in the company. We have been large shareholders for nearly three years so you can be assured that we are evaluating recent events at the company with a very long term viewpoint.

We read with interest the company's press release dated May 1, 2006 disclosing the receipt of a "going-private" proposal from a group of investors led by the company's Chairman and CEO, Joseph Neubauer. Given your role as independent director of ARAMARK, we are relying on you to negotiate a merger agreement between the company and the buying group that is in the best interest of ARAMARK's shareholders and maximizes the value of our investment. We believe the currently proposed price of $32 per share is grossly inadequate and we will not support any transaction with consideration anywhere near that price.

As long time shareholders, we hold the company, its management team and its future prospects in very high regard. We believe the company is worth at least $40 per share, a value that would still represent less than 8.5x EBITDA and less than 12x EBITA based on Fiscal Year 2007 projections. We feel these multiples are very conservative in light of the company's strong growth prospects, predictable cash flow and high internal rate of return on capital employed.

Using conservative assumptions, we calculate that a $32 per share deal would yield the buyout group an IRR in excess of 30%, a staggering return in light of today's environment. This staggering return would accrue to the buyout group and not your public shareholders. Such a large return available to the buyout group simply highlights the fact that $32 per share materially undervalues ARAMARK. By our calculations, a

CUSIP No. 038521100                 13D                   Page 12 of 12 Pages
price of $40 per share still yields a "mid to high teens" IRR to the buyout group, something that is more appropriate for the risk being assumed by a buyout group which includes the company's long-time CEO.

In the event that you are not able to negotiate an appropriate transaction with the buying group, we strongly urge the board of directors to pursue a leveraged recapitalization through a large Dutch tender offer to repurchase Aramark's shares at $32 per share. Given Aramark's strong and stable cash flow, we believe the company should be run with more leverage than it currently has. Aramark could repurchase 30% of its outstanding shares at $32 per share and maintain a Net Debt to EBITDA ratio of 3.5x based on projected LTM EBITDA as of September 30, 2006. A final alternative open to the board is to pursue an auction of the company.

In sum, we are strong believers in ARAMARK's prospects. We do not think $32 per share comes close to satisfying the Board's obligation to maximize shareholder value when shareholders are giving up the right to benefit from these future prospects. Our own view is that the company is worth at least $40 per share. If you have any questions please don't hesitate to call us at 212 418-2100.


Sincerely,

Ricky Sandler                               Seth Rosen
Managing Member                             Principal